Exhibit 99.4

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders of FreeSeas Inc.
We have audited the accompanying consolidated balance sheet of FreeSeas Inc. as of December 31, 2010 and 2009, and the related consolidated statements of operations, shareholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of FreeSeas Inc. at December 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.
/s/ Ernst & Young (Hellas) Certified Auditors
Accountants S.A.
Athens, Greece
March 29, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of FreeSeas Inc.:
In our opinion, the consolidated statements of operations, shareholders’ equity and cash flows for the year ended December 31, 2008 present fairly, in all material respects, the results of operations and cash flows of FreeSeas Inc. for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
/s/ PricewaterhouseCoopers S.A.
Athens
April 14, 2009, except for the effects of a reverse stock split effective October 1, 2010 discussed in Note 13 to the consolidated financial statements, as to which the date is March 29, 2011.

FREESEAS INC.
CONSOLIDATED BALANCE SHEETS
(All amounts in tables in thousands of United States dollars, except for share and per share data)

		December 31,	December 31,
	Notes	2010	2009
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$3,694	$6,341
Restricted cash		5,255	1,750
Trade receivables, net of provision of $1,385 and $1,443 for 2010 and 2009 respectively		2,157	2,011
Insurance claims	11	133	9,240
Due from related party	4	1,285	1,410
Inventories		1,171	601
Prepayments and other		390	772
Vessel held for sale	5	13,606	—

Total current assets		$27,691	$22,125
Advances for vessels under construction	6	5,665	—
Vessels, net	5	213,691	270,701
Deferred charges, net	7	2,812	2,995
Restricted cash		1,125	1,500

Total non-current assets		$223,293	$275,196

Total assets		$250,984	$297,321

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable		$4,323	$10,746
Accrued liabilities		1,227	1,310
Unearned revenue		430	416
Due to related party	4	98	18
Derivative financial instruments — current portion	9	583	566
Deferred revenue — current portion		136	1,032
Bank loans — current portion	10	23,022	15,400

Total current liabilities		$29,819	$29,488
Derivative financial instruments — net of current portion	9	538	684
Deferred revenue — net of current portion		—	138
Bank loans — net of current portion	10	97,437	122,559

Total long term liabilities		$97,975	$123,381

Commitments and Contingencies	11	—	—
SHAREHOLDERS’ EQUITY:
Preferred stock, $0.001 par value; 5,000,000 shares authorized, none issued	15	—	—
Common stock, $0.001 par value; 250,000,000 shares authorized, 6,487,852 and 6,497,852 shares issued and outstanding at December 31, 2010 and 2009	15	6	6
Additional paid-in capital		127,634	127,075
Retained earnings/ (Accumulated deficit)		(4,450)	17,371

Total shareholders’ equity		$123,190	$144,452

Total liabilities and shareholders’ equity		$250,984	$297,321

The accompanying notes are an integral part of these consolidated financial statements

FREESEAS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(All amounts in tables in thousands of United States dollars, except for share and per share data)

	Year Ended December 31,
	2010	2009	2008
OPERATING REVENUES	$57,650	$57,533	$66,689

OPERATING EXPENSES:
Voyage expenses	(1,887)	(1,394)	(527)
Commissions	(3,357)	(3,089)	(3,383)
Vessel operating expenses	(18,607)	(17,813)	(16,354)
Depreciation expense (Note 5)	(15,365)	(16,006)	(13,349)
Amortization of deferred charges (Note 7)	(1,888)	(1,742)	(788)
Management and other fees to a related party (Note 4)	(1,978)	(1,874)	(2,634)
General and administrative expenses	(4,494)	(4,156)	(2,863)
Provision and write-offs of insurance claims and bad debts	(1,250)	—	(221)
Gains on sale of vessel (Note 5)	807	—	—
Vessel impairment loss (Note 5)	(26,631)	—	—

Income (loss) from operations	$(17,000)	$11,459	$26,570

OTHER INCOME (EXPENSE):
Interest and finance costs	(4,375)	(4,323)	(6,453)
Loss on derivative instruments (Note 9)	(465)	(111)	(1,456)
Interest income	37	24	580
Other	(18)	(190)	(49)

Other income (expense)	$(4,821)	$(4,600)	$(7,378)

Net income (loss)	$(21,821)	$6,859	$19,192

Basic earnings (loss) per share	$(3.46)	$1.35	$4.57
Diluted earnings (loss) per share	$(3.46)	$1.35	$4.56
Basic weighted average number of shares	6,313,606	5,092,772	4,201,299
Diluted weighted average number of shares	6,313,606	5,092,772	4,210,393
The accompanying notes are an integral part of these consolidated financial statements

FREESEAS INC.
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY
(All amounts in tables in thousands of United States Dollars, except for share and per share data)

	Common
	Shares		Additional	Retained
	(Notes 1 and	Common	Paid-in	Earnings
	13)	Shares $	Capital	(Accumulated deficit)	Total

Balance December 31, 2007	4,149,047	$4	$115,481	$(2,858)	$112,627
Dividend payments	—	—	(7,335)	(5,822)	(13,157)
Stock compensation expense	—	—	107	—	107
Stock issued upon exercise of warrants	35,575	—	836	—	836
Stock issued upon exercise of options	50,000	—	1,250	—	1,250
Net income	—	—	—	19,192	19,192

Balance December 31, 2008	4,234,622	$4	$110,339	$10,512	$120,855
Common shares issued	2,008,230	2	16,242	—	16,244
Stock compensation expense	—	—	494	—	494
Restricted shares issued	255,000	—	—	—	—
Net income	—	—	—	6,859	6,859

Balance December 31, 2009	6,497,852	$6	$127,075	$17,371	$144,452
Stock compensation expense	—	—	559	—	559
Restricted shares forfeited	(10,000)	—	—	—	—
Net loss	—	—	—	(21,821)	(21,821)

Balance December 31, 2010	6,487,852	$6	$127,634	$(4,450)	$123,190

The accompanying notes are an integral part of these consolidated financial statements.

FREESEAS INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
(All amounts in tables in thousands of United States Dollars)

	Year Ended
	December 31,	December 31,	December 31,
	2010	2009	2008
Cash Flows from Operating Activities:
Net income (loss)	$(21,821)	$6,859	$19,192
Adjustments to reconcile net income (loss) to net cash provided from operating activities
Depreciation (Note 5)	15,365	16,006	13,349
Amortization of deferred financing fees (Note 7)	211	345	353
Amortization of deferred dry-docking and special survey costs (Note 7)	1,888	1,742	788
Provision and write-offs of insurance claims and bad debts	1,250	—	221
Stock compensation cost (Note 14)	559	494	107
Write off of deferred financing fees (Note 7)	—	111	639
Change in fair value of derivatives (Note 9)	(129)	(560)	1,061
Amortization of deferred revenue	(1,034)	(81)	(368)
Gain on sale of vessel (Note 5)	(807)	—	—
Vessel impairment loss	26,631	—	—
Back log asset (Note 8)	—	907	899
Changes in:
-Trade receivables	(490)	(1,199)	(973)
-Insurance claims	4,992	8,567	(1,691)
-Due from related party	125	224	(597)
-Inventories	(570)	(22)	(80)
-Prepayments and other	382	200	(638)
-Accounts payable	(3,164)	(170)	7,735
-Accrued liabilities	(133)	(10,037	(5,366)
-Unearned revenue	14	(904)	537
-Due to related party	80	6	12
Dry-docking and special survey costs paid (Note 7)	(2,547)	(1,097)	(2,617)

Net Cash from Operating Activities	$20,802	$21,391	$32,563

Cash flows from (used in) Investing Activities:
Vessel acquisitions (Note 5)	—	(11,302)	(182,539)
Advances for vessels under construction (Note 6)	(5,665)	—	—
Proceeds from sale of vessel, net	2,846	—	—

Net Cash used in Investing Activities	$(2,819)	$(11,302)	$(182,539)

Cash flows from (used in) Financing Activities:
Increase in restricted cash	(3,130)	(655)	(2,245)
Proceeds from long term loan	—	6,000	153,650
Payments of bank loans	(17,500)	(28,391)	(49,600)
Proceeds from issuance of common shares, net of issuance costs (Note 15)	—	16,244	—
Exercise of warrants (Note 14)	—	—	836
Exercise of stock options (Note 14)	—	—	1,250
Common stock dividend	—	—	(13,157)
Financing fees (Note 7)	—	(324)	(774)
Net Cash from / (used in) Financing Activities	$(20,630)	$(7,126)	$89,960

Net increase /(decrease) in cash in hand and at bank	$(2,647)	$2,963	$(60,016)
Cash and cash equivalents, beginning of year	6,341	3,378	63,394

Cash and cash equivalents, end of year	$3,694	$6,341	$3,378

Supplemental Cash Flow Information:
Cash paid for interest	$4,017	$4,462	$4,410
The accompanying notes are an integral part of these consolidated financial statements

FREESEAS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of United States Dollars, except for share and per share data)
1.	Basis of Presentation and General Information
The accompanying consolidated financial statements include the accounts of FreeSeas Inc. and its wholly owned subsidiaries (collectively, the “Company” or “FreeSeas”). FreeSeas, formerly known as Adventure Holdings S.A., was incorporated in the Marshall Islands on April 23, 2004 for the purpose of being the ultimate holding company of ship-owning companies. The management of FreeSeas’ vessels is performed by Free Bulkers S.A. (the “Manager”), a Marshall Islands company that is controlled by the Chief Executive Officer of FreeSeas (see Note 4).

Effective October 1, 2010, the Company effected a five-to-one reverse stock split on its issued and outstanding common stock (Note 13). All share and per share amounts disclosed in the Financial Statements give effect to this reverse stock split retroactively, for all periods presented.

During the year ended December 31, 2010, the Company owned and operated eight Handysize (one of which was sold on August 2010), two Handymax dry bulk carriers and placed an order for the construction of two Handysize bulk carriers. As of December 31, 2010, FreeSeas is the sole owner of all outstanding shares of the following ship-owning subsidiaries:

					Year
					Built/
					Expected
	%				Year of	Date of	Date of
Company	Owned	M/V	Type	Dwt	Delivery	Acquisition	Disposal
Adventure Two S.A.	100%	Free Destiny	Handysize	25,240	1982	08/04/04	08/27/10
Adventure Three S.A.	100%	Free Envoy	Handysize	26,318	1984	09/29/04	N/A
Adventure Four S.A.	100%	Free Fighter	Handysize	38,905	1982	06/14/05	04/27/07
Adventure Five S.A.	100%	Free Goddess	Handysize	22,051	1995	10/30/07	N/A
Adventure Six S.A.	100%	Free Hero	Handysize	24,318	1995	07/03/07	N/A
Adventure Seven S.A.	100%	Free Knight	Handysize	24,111	1998	03/19/08	N/A
Adventure Eight S.A.	100%	Free Jupiter	Handymax	47,777	2002	09/05/07	N/A
Adventure Nine S.A.	100%	Free Impala	Handysize	24,111	1997	04/02/08	N/A
Adventure Ten S.A.	100%	Free Lady	Handymax	50,246	2003	07/07/08	N/A
Adventure Eleven S.A	100%	Free Maverick	Handysize	23,994	1998	09/01/08	N/A
Adventure Twelve S.A.	100%	Free Neptune	Handysize	30,838	1996	08/25/09	N/A
Adventure Fourteen S.A.	100%	Hull 1	Handysize	33,600	2012	N/A	N/A
Adventure Fifteen S.A	100%	Hull 2	Handysize	33,600	2012	N/A	N/A
2.	Significant Accounting Policies
a)	Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with “U.S. GAAP” and include in each of the three years in the period ended December 31, 2010 the accounts and operating results of the Company and its wholly-owned subsidiaries referred to in Note 1 above. All significant inter-company balances and transactions have been eliminated upon consolidation. FreeSeas as the holding company determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest

FREESEAS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of United States Dollars, except for share and per share data)
entity or a variable interest entity. Under ASC 810 “Consolidation,” (formerly ARB No. 51) a voting interest entity is an entity in which the total equity investment at risk is sufficient to enable the entity to finance itself independently and provides the equity holders with the obligation to absorb losses, the right to receive residual returns and the right to make financial and operating decisions. The holding company consolidates voting interest entities in which it owns all, or at least a majority (generally, greater than 50%) of the voting interest. Variable interest entities (“VIE”) are entities as defined under ASC 810 that in general either do not have equity investors with voting rights or that have equity investors that do not provide sufficient financial resources for the entity to support its activities. The determination of whether a reporting entity is required to consolidate another entity is based on, among other things, the other entity’s design and purpose and the reporting entity’s power, through voting or similar rights, to direct the activities of the other entity that most significantly impact the other entity’s economic performance. A controlling financial interest in a VIE is present when a company has the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE, or both. Only one reporting entity, known as the primary beneficiary, is expected to be identified as having a controlling financial interest and thus is required to consolidate the VIE. The Company evaluates all arrangements that may include a variable interest in an entity to determine if it may be the primary beneficiary, and would be required to include assets, liabilities and operations of a VIE in its consolidated financial statements. As of December 31, 2010 and 2009, no such interest existed.

b)	Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c)	Comprehensive Income: The Company follows the provisions of ASC 220, “Comprehensive Income,” which requires separate presentation of certain transactions, which are recorded directly as components of stockholders’ equity. For the years ended December 31, 2010, 2009 and 2008 comprehensive income was the same as net income.

d)	Concentration of Credit Risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, trade accounts receivable, insurance claims and derivative contracts (interest rate swaps). The Company places its cash and cash equivalents, consisting mostly of deposits, with high credit qualified financial institutions. The Company monitors the credit risk regarding charterer’s turnover in order to review its reliance on individual charterers. The Company does not obtain rights to collateral to reduce its credit risk. The Company is exposed to credit risk in the event of non-performance by counter parties to derivative instruments; however, the Company limits its exposure by diversifying among counter parties with high credit ratings. Credit risk with respect to trade account receivable is considered high due to the fact that the Company’s total income is derived from a few charterers. During the years ended December 31, 2010, 2009 and 2008 three charterers individually accounted for more than 10% of the Company’s voyage revenues as follows:

Charterer	FY 2010	FY 2009	FY 2008
A	16%	37%	38%
B	14%	18%	13%
C	12%	Less than 10%	10%
e)	Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar because the Company’s vessels operate in international shipping markets, and therefore primarily transact business in U.S. Dollars. The Company’s accounting records are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and

FREESEAS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of United States Dollars, except for share and per share data)
liabilities, which are denominated in other currencies, are translated into U.S. Dollars at the year-end exchange rates. Resulting gains or losses are included in other income/loss in the accompanying consolidated statements of operations.

f)	Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

g)	Restricted Cash: Restricted cash includes bank deposits that are required under the Company’s borrowing arrangements to be kept as part of the security required under the respective loan agreements.

h)	Trade Receivables, net: The amount shown as Trade Receivables at each balance sheet date includes receivables from charterers for hire, freight and demurrage billings, net of an allowance for doubtful debts. An estimate is made of the allowance for doubtful debts based on a review of all outstanding amounts at year end, and an allowance is made for any accounts which management believes are not recoverable.

i)	Insurance Claims: Insurance claims comprise claims submitted and/or claims in the process of compilation for submission (claims pending) relating to hull and machinery or protection and indemnity insurance coverage. They are recorded as incurred on the accrual basis and represent the claimable expenses incurred, net of deductibles, the recovery of which is probable under the related insurance policies and the Company can make an estimate of the amount to be reimbursed. Any non-recoverable amounts are included in accrued liabilities and depending on their nature, are classified as operating expenses or voyage expenses in the statement of operations. The classification of insurance claims (if any) into current and non-current assets is based on management’s expectations as to their collection dates.

j)	Inventories: Inventories, which are comprised of bunkers and lubricants remaining on board of the vessels at year end, are valued at the lower of cost, as determined on a first-in, first-out basis, or market.

k)	Advances for vessels under construction: This account includes milestone payments relating to the shipbuilding contracts with the shipyard, and various pre-purchase costs and expenses for which the recognition criteria are met.

l)	Vessels’ Cost: Vessels are stated at cost, which consists of the contract purchase price and any material expenses incurred upon acquisition (initial repairs, improvements, delivery expenses and other expenditures to prepare the vessel for her initial voyage). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Otherwise, these expenditures are charged to expense as incurred.

m)	Vessels’ Depreciation: The cost of the Company’s vessels is depreciated on a straight-line basis over the vessels’ remaining economic useful lives from the acquisition date, after considering the estimated residual value. Effective April 1, 2009, and following management’s reassessment of the useful lives of the Company’s assets, the fleet useful life was increased from 27 to 28 years. Management’s estimate was based on the current vessels’ operating condition, as well as the conditions prevailing in the market for the same type of vessels.

n)	Vessels held for sale: It is the Company’s policy to dispose of vessels when suitable opportunities arise and not necessarily to keep them until the end of their useful life. The Company classifies assets and disposal groups of assets as being held for sale in accordance with ASC 360, “Property, Plant and Equipment,” when the following criteria are met: (i) management possessing the necessary authority has committed to a plan to sell the asset; (ii) the asset is immediately available for sale on an “as is” basis; (iii) an active program to find the buyer and other actions required to execute the plan to sell

FREESEAS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of United States Dollars, except for share and per share data)
the asset have been initiated; (iv) the sale of the asset is probable, and transfer of the asset is expected to qualify for recognition as a completed sale within one year; (v) the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value and (vi) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Long-lived assets or disposal groups classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale and are classified in current assets on the consolidated balance sheet.

o)	Impairment of Long-lived Assets: The Company follows the guidance under ASC 360, “Property, Plant and Equipment,” which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that, long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company should evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset which is determined based on management estimates and assumptions and by making use of available market data. The Company evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, management reviews certain indicators of potential impairment, such as future undiscounted net operating cash flows, vessel sales and purchases, business plans and overall market conditions. In performing the recoverability tests the Company determines future undiscounted net operating cash flows for each vessel and compares it to the vessel’s carrying value. The future undiscounted net operating cash flows are determined by considering the Company’s alternative courses of action, estimated vessel’s utilization, its scrap value, the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days over the remaining estimated useful life of the vessel, net of vessel operating expenses adjusted for inflation, and cost of scheduled major maintenance. When the Company’s estimate of future undiscounted net operating cash flows for any vessel is lower than the vessel’s carrying value, the carrying value is written down, by recording a charge to operations, to the vessel’s fair market value if the fair market value is lower than the vessel’s carrying value.

As of December 31, 2010, the Company performed an impairment assessment of its long-lived assets by comparing the undiscounted net operating cash flows for each vessel to its respective carrying value. The significant factors and assumptions the Company used in each future undiscounted net operating cash flow analysis included, among others, operating revenues, off-hire days, dry-docking costs, operating expenses and management fee estimates. Revenue assumptions were based on contracted time charter rates up to the end of life of the current contract of each vessel as well as Forward Freight Agreements (FFAs) and market historical average time charter rates for the remaining life of the vessel after the completion of the current contracts. In addition, the Company used an annual operating expenses escalation factor and an estimate of off hire days. All estimates used and assumptions made were in accordance with the Company’s internal budgets and historical experience of the shipping industry. The Company’s assessment concluded that for vessels that it is intended to be held and used no impairment existed as of December 31, 2010, as the future undiscounted net operating cash flows per vessel exceeded the carrying value of each vessel. For the vessels for which alternative courses of action (including their sale) are under consideration, an impairment charge of $26,631 was recognized in 2010 and reflected in the accompanying consolidated statement of operations.

p)	Accounting for Special Survey and Dry-docking Costs: The Company follows the deferral method of accounting for special survey and dry-docking costs, whereby actual costs incurred are deferred and are amortized over a period of five and two and a half years, respectively. If special survey or dry-docking is performed prior to the scheduled date, the remaining un-amortized balances are

FREESEAS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of United States Dollars, except for share and per share data)
immediately written-off. Indirect costs and/or costs related to ordinary maintenance, carried out while at dry dock, are expensed when incurred as they do not provide any future economic benefit.

q)	Financing Costs: Fees incurred for obtaining new loans are deferred and amortized over the loans’ respective repayment periods, using the effective interest rate method. These charges are included in the balance sheet line item Deferred Charges. Any unamortized balance of costs relating to loans repaid or refinanced is expensed in the period the repayment or refinancing is made, if the refinancing is deemed to be a debt extinguishment under the provision of ASC 470-50 “Debt: Modifications and Extinguishments.”

r)	Unearned Revenue: Unearned revenue includes cash received prior to the balance sheet date and is related to revenue earned after such date. These amounts are recognized as revenue over the voyage or charter period.

s)	Deferred Revenue and Back-log assets: When a vessel is acquired with an assumed remaining time charter, the Company records any below or above market value of the time charter assumed. The difference between market and assumed below-market charter value is discounted using the weighted average cost of capital method and is recorded as deferred revenue or a back log asset and amortized on a straight line basis to revenue over the remaining life of the assumed time charter.

t)	Interest Rate Swaps: The Company uses interest rate swaps to manage net exposure to interest rate changes related to its borrowings. Such swap agreements, designated as “economic hedges” are recorded at fair value with changes in the derivatives’ fair value recognized in earnings unless specific hedge accounting criteria are met. During the years ended December 31, 2008, 2009 and 2010, there was no derivative transaction meeting such hedge accounting criteria; therefore the change in their fair value is recognised in earnings.

u)	Financial Instruments: The principal financial assets of the Company consist of cash and cash equivalents and restricted cash, trade receivables (net of allowance), insurance claims, prepayments and advances. The principal financial liabilities of the Company consist of accounts payable, accrued liabilities, deferred revenue, long-term debt, and interest-rate swaps. The carrying amounts reflected in the accompanying consolidated balance sheets of financial assets and liabilities, approximate their respective fair values.

v)	Fair Value Measurements: The Company follows the provisions of ASC 820, “Fair Value Measurements and Disclosures” which defines, and provides guidance as to the measurement of, fair value. ASC 820 creates a hierarchy of measurement and indicates that, when possible, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The fair value hierarchy gives the highest priority (Level 1) to quoted prices in active markets and the lowest priority (Level 3) to unobservable data, for example, the reporting entity’s own data. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy. ASC 820 applies when assets or liabilities in the financial statements are to be measured at fair value, but does not require additional use of fair value beyond the requirements in other accounting principles. .

w)	Fair value option: In February, 2007, the FASB issued ASC 825, “Financial Instruments,” which permits companies to report certain financial assets and financial liabilities at fair value. ASC 825 was effective for the Company as of January 1, 2008 at which time the Company could elect to apply the standard prospectively and measure certain financial instruments at fair value. The Company elected not to report any existing financial assets or liabilities at fair value that are not already reported at fair value. The Company retains the ability to elect the fair value option for certain future assets and liabilities acquired under this new pronouncement.

x)	Accounting for Revenue and Expenses: Revenue is recorded when services are rendered, the Company has a signed charter agreement or other evidence of an arrangement, the price is fixed or

FREESEAS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of United States Dollars, except for share and per share data)
determinable, and collection is reasonably assured. A voyage charter involves the carriage of a specific amount and type of cargo from specific load port(s) to specific discharge port(s), subject to various cargo handling terms, in return for payment of an agreed upon freight rate per ton of cargo. A time charter involves placing a vessel at the charterers’ disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Short period charters for less than three months are referred to as spot charters. Time charters extending three months to a year are generally referred to as medium term charters. All other time charters are considered long term. Voyage revenues for the transportation of cargo are recognized ratably over the estimated relative transit time of each voyage. A voyage is deemed to commence when a vessel is available for loading of its next fixed cargo and is deemed to end upon the completion of the discharge of the current cargo. Revenues from time chartering of vessels are accounted for as operating leases and are thus recognized on a straight line basis as the average revenue over the rental periods of such charter agreements, as service is provided, Voyage expenses, primarily consisting of port, canal and bunker expenses that are unique to a particular charter, are paid for by the charterer under time charter arrangements or by the Company under voyage charter arrangements, except for commissions, which are always paid for by the Company, regardless of charter type. All voyage and vessel operating expenses are expensed as incurred, except for commissions. Commissions are deferred over the related voyage charter period to the extent revenue has been deferred since commissions are earned as the Company’s revenues are earned. Probable losses on voyages in progress are provided for in full at the time such losses can be estimated.

y)	Profit Sharing Arrangements: From time to time, the Company has entered into profit sharing arrangements with its charterers, whereby the Company may have received additional income at an agreed percentage of net earnings earned by such charterer, where those earnings are over the base rate of hire and settled periodically during the term of the charter agreement. Revenues generated from the profit sharing arrangements are recorded in the period they are earned.

z)	Repairs and Maintenance: All repair and maintenance expenses, including major overhauling and underwater inspection expenses, are charged against income as incurred and are included in vessel operating expenses in the accompanying consolidated statements of operations.

aa)	Stock-Based Compensation: Following the provisions of ASC 718, “Compensation- Stock Compensation” the Company recognizes all share-based payments to employees, including grants of employee stock options, in the consolidated statements of operations based on their fair values on the grant date. Compensation cost on stock based awards with graded vesting is recognized on an accelerated basis as though each separately vesting portion of the award was in substance, a separate award.

bb)	Earnings per Share: Basic earnings per share are computed by dividing net income (loss) by the weighted average number of common shares outstanding during the periods presented. Diluted earnings per share reflect the potential dilution that would occur if securities or other contracts to issue common stock were exercised. Dilution has been computed by the treasury stock method whereby all of the Company’s dilutive securities (warrants, options and restricted shares) are assumed to be exercised and the proceeds used to repurchase common shares at the weighted average market price of the Company’s common stock during the relevant periods. The incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) are included in the denominator of the diluted earnings per share computation unless such inclusion would be anti-dilutive.

cc)	Segment Reporting: The Company reports financial information and evaluates its operations by total charter revenues. The Company does not have discrete financial information to evaluate the operating results for each type of charter. Although revenue can be identified for these types of charters, management does not identify expenses, profitability or other financial information for these charters. As a result, management, including the chief operating decision makers, reviews operating results solely by revenue per day and operating results of the fleet and thus the Company has determined that it operates under one reportable segment. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable.

FREESEAS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of United States Dollars, except for share and per share data)
dd)	Subsequent Events: The Company evaluates subsequent events or transactions up to the date in which the financial statements are issued according to the requirements of ASC 855.

ee)	Recent Accounting Standards Updates:

ASU 2010-06: In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820)-Improving Disclosures About Fair Value Measurements. ASU 2010-06 amends ASC 820 to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. The ASU also amends guidance on employers’ disclosures about postretirement benefit plan assets under ASC 715 to require that disclosures be provided by classes of assets instead of by major categories of assets. The guidance in the ASU is effective for the first reporting period (including interim periods) beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. In the period of initial adoption, entities will not be required to provide the amended disclosures for any previous periods presented for comparative purposes. However, those disclosures are required for periods ending after initial adoption. The provisions of ASU 2010-06 did not have a material impact on the Company’s consolidated financial statements.
3.	Working capital
At December 31, 2010, the Company’s current liabilities exceeded its current assets by $2,128. In addition and as further discussed in Note 6 the Company’s expected short term capital commitments to fund the construction installments under the shipbuilding contracts in 2011, amount to $4,880. Cash expected to be generated from operations assuming that current market charter hire rates would prevail in 2011, may not be sufficient to cover the Company’s ongoing working capital requirements and capital commitments, or for the Company to be in compliance with certain covenants contained in its loan agreements. The Company is currently exploring several alternatives aiming to manage its working capital requirements and other commitments in the event of current market charter hire rates will continue including a share capital increase, disposition of certain vessels in its current fleet as more fully described in Note 5, and seek to achieve additional reductions in operating and other costs.

The Company believes that the above plans will be sufficient to cover its working capital needs for a reasonable period of time.
4.	Related Party Transactions
Manager

All vessels listed in Note 1 (except M/V Free Fighter and M/V Free Destiny which were sold in April 2007 and August 2010, respectively) receive management services from the Manager, pursuant to ship management agreements between each of the ship-owning companies and the Manager.

On October 1, 2010, the subsidiaries Adventure Fourteen S.A. and Adventure Fifteen S.A. entered into management agreements with the Manager for the provision of management services to Hull 1 and Hull 2.

Each of the Company’s ship-owning subsidiaries pays, as per its management agreement with the Manager, monthly technical management fee of $16.5 (on the basis that the $/Euro exchange rate is 1.30 or lower; if on the first business day of each month the $/Euro exchange rate exceeds 1.30 then the management fee payable will be increased for the month in question, so that the amount payable in $ will be the equivalent in Euro based on 1.30 $/Euro exchange rate) plus a fee of $0.4 per day for superintendant attendance and other direct expenses.

FREESEAS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of United States Dollars, except for share and per share data)
FreeSeas also pays the Manager a fee equal to 1.25% of the gross freight or hire from the employment of FreeSeas’ vessels. The Manager has subcontracted the charter and post charter management of FreeSeas’ vessels and pays the 1.25% of the gross freight or hire from the employment of the vessels to Safbulk Pty Ltd (“Safbulk”), an entity affiliated with one Company’s major shareholder. In addition, FreeSeas pays a 1% commission on the gross purchase price of any new vessel acquired or the gross sale price of any vessel sold by FreeSeas with the assistance of the Manager. In this respect, the Company paid Free Bulkers $32 relating to the sale of M/V Free Destiny (Note 5) and $488 relating to the signing of shipbuilding contracts for the construction of two handysize vessels (Note 6) in 2010 and $110 relating to the acquisition of M/V Free Neptune in 2009. In addition, the Company has incurred commission expense relating to its commercial agreement with the Manager amounting to $728, $752 and $866 for the years ended December 31, 2010, 2009 and 2008 respectively, included in “Commissions” in the accompanying consolidated statements of operations.

FreeSeas pays, as per its services agreement with the Manager, a monthly fee of $118.5, (on the basis that the $/Euro exchange rate is 1.35 or lower; if on the last business day of each month the $/Euro exchange rate exceeds 1.35 then the service fee payable will be adjusted for the following month in question, so that the amount payable in dollars will be the equivalent in Euro based on 1.35 $/Euro exchange rate) as compensation for services related to accounting, financial reporting, implementation of Sarbanes-Oxley internal control over financial reporting procedures and general administrative and management services plus expenses. The Manager is entitled to a termination fee if the agreement is terminated upon a “change of control” as defined in its services agreement with the Manager. The termination fee as of December 31, 2010 would be $100,298.

Fees and expenses charged by the Manager are included in the accompanying consolidated financial statements in “Management fees to a related party,” “General and administrative expenses,” “Operating expenses,” “Gain on sale of vessel,” “Vessels,” “Vessel impairment loss” and “Advances for vessels under construction.” The total amounts charged for the year ended December 31, 2010, 2009 and 2008 amounted to $3,826 ($1,978 of management fees, $1,439 of services fees, $178 of superintendent fees, $117 for other expenses and $114 for management fees and supervision expenses for vessels under construction), $3,245 ($1,874 of management fees, $1,313 of services fees and $58 of superintendent fees) and $2,634 ($1,655 of management fees, $679 of services fees and $300 of partial contribution for the refurbishment of the office space used by the Company), respectively.

On December 31, 2009, the Company granted 84,000 restricted shares to certain of the Manager’s employees vesting in December 2012 pursuant to the Company’s equity incentive plan (Note 14).

The cost of these shares is amortized over their vesting period and is included in “General and administrative expenses” in the accompanying Consolidated Statements of Operations. In addition, in December 2010 and 2009, a bonus of $400 and $200 respectively, was granted to the Manager, which is included in “General and administrative expenses.”

The balance due from the Manager as of December 31, 2010 and December 31, 2009 was $1,285 and $1,410 respectively. The amount paid to the Manager for office space during the year ended December 31, 2010, 2009 and 2008 was $204, $197 and $206, respectively and is included in “General and administrative expenses” in the accompanying consolidated statements of operations.

First Business Bank (FBB)

FreeSeas received from FBB, in which one of the Company’s major shareholders holds a substantial interest, and in which the Company’s Chairman, Chief Executive Officer and President owns a minority interest, a loan of $26,250 (Note 10) which has been used to partly finance the acquisition of the M/V Free Impala in April 2008. On December 15, 2009, the Company reached an agreement for a new secured term loan of $27,750 from FBB to refinance its then outstanding loan balance of $21,750 and to receive additional liquidity of up to $6,000 with a first priority mortgage over the M/V Free Impala and the M/V Free Neptune. The outstanding balance of the loan as of December 31, 2010 was $25,750. Interest charged under the loan

FREESEAS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of United States Dollars, except for share and per share data)
facility for the year ended December 31, 2010, 2009 and 2008 amounts to $893, $629 and $874, respectively, and is included in the Interest and finance cost in the accompanying consolidated statements of operations.

Other Related Parties
The Company, through Free Bulkers and Safbulk uses from time to time a ship-brokering firm associated with family members of the Company’s Chairman, Chief Executive Officer and President for certain of the charters of the Company’s fleet. During the year ended December 31, 2010, 2009 and 2008 such ship-brokering firm charged the Company commissions of $175, $48 and $112, respectively, which are included in “Commissions” in the accompanying consolidated statements of operations. The balance due to the ship-brokering firm as of December 31, 2010 and December 31, 2009 was $98 and $18 respectively.
5.	Vessels, net/Vessels held for sale

		Accumulated	Net Book
	Vessels Cost	Depreciation	Value
December 31, 2007	$117,781	$(9,760)	$108,021
Additions new vessels	180,733	—	180,733
Depreciation	—	(13,349)	(13,349)

December 31, 2008	$298,514	$(23,109)	$275,405
Additions new vessels	11,302	—	11,302
Depreciation	—	(16,006)	(16,006)

December 31, 2009	$309,816	$(39,115)	$270,701

Depreciation	—	(15,365)	(15,365)

Disposal	(7,600)	5,561	(2,039)
Vessel held for sale	(27,981)	5,472	(22,509)
Vessel impairment charge	(22,921)	5,824	(17,097)

December 31, 2010	$251,314	$(37,623)	$213,691

Vessel acquisition during the year ended December 31, 2009

In 2009, the Company agreed to purchase the M/V Free Neptune from an unaffiliated third party for $11,000 plus costs directly related to the purchase amounting to $302. The vessel is a 30,838 dwt Handysize vessel built in 1996 in Japan, and was delivered to the Company on August 25, 2009. The Company financed the acquisition using cash on hand which was raised as part of the Company’s follow on equity offering in July 2009 (Note 15).

Vessel acquisitions during the year ended December 31, 2008

During 2008, the Company acquired the M/V Free Knight, M/V Free Impala, M/V Free Lady and M/V Free Maverick for a total purchase cost of $180,733.

Vessel disposed during the year ended December 31, 2010

On July 30, 2010, the Company agreed to sell the M/V Free Destiny, a 1982 built 25,240 dwt Handysize dry bulk vessel for a consideration of $3,213. The vessel was delivered to the buyers on August 27, 2010 and the Company recognized a gain of $807 as a result of the sale. From the proceeds of the sale, the Company paid on November 1, 2010 an amount of $2,700 constituting prepayment towards the Deutsche Bank Nederland N.V. (“Deutsche Bank Nederland,” formerly known as Hollandsche Bank Unie) loan facility B (Note 10).

FREESEAS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of United States Dollars, except for share and per share data)
Vessel classified as assets held for sale during the year ended December 31, 2010, or for which management has committed to a plan of sale

The Company according to the provisions of ASC 360, has classified the M/V Free Hero as “held for sale” in the accompanying consolidated balance sheet for the year ended December 31, 2010 at her estimated market value less costs to sell, as all criteria required for the classification as “Held for Sale” were met at the balance sheet date. The vessel’s carrying value was adjusted to $13,606 at the date of its classification as held for sale. Furthermore subsequent to December 31, 2010, at the direction of the Company’s Board of Directors, and after obtaining the respective lenders consent (FBB), the Company initiated a plan of sale of the vessels M/V Free Neptune and M/V Free Impala within the context of its plans to fund its working capital requirements as discussed in Note 3 and renew its fleet of vessels. All three vessels are expected to be disposed off subsequent to March 31, 2011 but prior to December 31, 2011.

The Company has individually assessed for recoverability the carrying values of each of the above vessels, including unamortized deferred dry docking costs of $631. In performing its assessment, the Company compared the carrying values of these vessels with their estimated fair values at December 31, 2010. As a result of this assessment the Company has recognized an impairment loss of $26,631 in the accompanying 2010 consolidated statement of operations, of which $17,253 relates to the M/V Free Impala and $9,378 to the M/V Free Hero. No impairment loss was recognized for the M/V Free Neptune as its fair value exceeded its carrying value. The Company estimates that the aggregate net proceeds from the sale of these vessels, excluding approximately $34,000 of the proceeds that will be applied against Credit Suisse and FBB loan outstanding balances, will be sufficient to cover its working capital requirements in case that current market charter rates will continue for an extended period of time.

All of the Company’s vessels have been provided as collateral to secure the bank loans discussed in Note 10 below.
6.	Advances for Vessels under Construction
On August 17, 2010, two of the Company’s wholly owned subsidiaries entered into shipbuilding contracts with a Chinese yard for the construction of two drybulk vessels of approximately 33,600 dwt each for an aggregate purchase price of $49,720 including extra costs of approximately $920 in total. The vessels are scheduled for delivery in the second and third quarter of 2012. The Company has advanced the first installment on September 20, 2010 amounting to $2,440 for each hull.

The amount shown in the accompanying consolidated balance sheet includes milestone payments relating to the shipbuilding contracts with the shipyard, supervision costs and any material related expenses incurred during the construction period, all of which are capitalized in accordance with the accounting policy discussed in Note 2.

As of December 31, 2010, the Company has advanced $4,880 under the shipbuilding contracts as follows:

		December 31, 2010
	Expected	Contract	Capitalized
Vessel name	delivery	payments	expenses	Total
Hull 1	May-12	$2,440	$413	$2,853
Hull 2	July-12	2,440	372	2,812

		$4,880	$785	$5,665

FREESEAS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of United States Dollars, except for share and per share data)
     Expected construction installments until the delivery of the vessels are as follows:

Month	Hull 1	Hull 2
March 2011	$2,440	—
May 2011	—	$2,440
February 2012	$2,440	—
April 2012	$2,440	$2,440
May 2012	$15,100	—
June 2012	—	$2,440
July 2012	—	$15,100

Total	$22,420	$22,420

The construction installments above may change subject to mutual agreement between the Company and the yard.
7.	Deferred Charges

	Dry-	Special
	docking	survey	Financing
	Costs	Costs	Costs	Total
December 31, 2007	$242	$752	$1,167	$2,161
Additions	737	1,880	774	3,391
Write-offs	—	—	(639)	(639)
Amortization	(273)	(515)	(353)	(1,141)

December 31, 2008	$706	$2,117	$949	$3,772
Additions	551	546	324	1,421
Write-offs	—	—	(111)	(111)
Amortization	(504)	(1,238)	(345)	(2,087)

December 31, 2009	$753	$1,425	$817	$2,995

Additions	1,610	937	—	2,547
Write-offs	(298)	(333)	—	(631)
Amortization	(834)	(1,054)	(211)	(2,099)

December 31, 2010	$1,231	$975	$606	$2,812

Additions to deferred dry-docking and special survey costs in 2010 related to the dry docking and special survey of the M/V Free Goddess, the M/V Free Jupiter, the M/V Free Knight and the M/V Free Hero.

An amount of $111 and $639 relating to unamortized deferred financing fees of the FBB and HSH refinanced loans in 2009 and 2008 respectively, were written off under the provisions of ASC 470-50.

FREESEAS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of United States Dollars, except for share and per share data)
8.	Back-log Assets
The Company estimates the fair values of any below or above market time charters assumed when a vessel is acquired. The difference between market and assumed below or above market charter value is discounted using the weighted average cost of capital method and is recorded as deferred revenue or a back-log asset and amortized on a straight line basis to revenue over the remaining life of the assumed time charter. The back-log asset relating to the acquisition of the M/V Free Maverick which was acquired in September 2008 was fully amortized during the year ended December 31, 2009. The amortization for the year ended December 31, 2010, 2009 and 2008 amounted to $nil, $907 and $899, respectively.
9.	Derivatives at Fair Value
The Company is exposed to interest rate fluctuations associated with its variable rate borrowings and its objective is to manage the impact of such fluctuations on earnings and cash flows of its borrowings. In this respect, the Company uses interest rate swaps to manage net exposure to interest rate fluctuations related to its borrowings. During the second half of 2007, in conjunction with the $68,000 HSH Nordbank senior loan, the Company entered into two interest rate swap agreements that did not qualify for hedge accounting. As such, the fair value of these agreements and changes therein were recognized in the balance sheets and statements of operations, respectively. On April 14, 2008, upon completion of the refinancing of the HSH Nordbank loan, the aforesaid interest rate swap contracts were assumed by Credit Suisse, the refinancing bank, through the execution of novation agreements.

Under the terms of the two swap agreements, the Company makes quarterly payments to the counterparty based on decreasing notional amounts, standing at $7,646 and $4,093 as of December 31, 2010 at fixed rates of 5.07% and 5.55% respectively, and the counterparty makes quarterly floating-rate payments at LIBOR to the Company based on the same decreasing notional amounts. The swaps mature in September 2015 and July 2015, respectively. There were no further interest rate swap agreements concluded in 2010 and 2009.

The change in fair value on the Company’s two interest rate swaps for the year ended December 31, 2010, 2009 and 2008 resulted in an unrealized gain of $129, an unrealized gain of $560 and an unrealized loss of $1,061, respectively. The settlements on the interest rate swaps for the year ended December 31, 2010, 2009 and 2008 resulted in realized losses of $594, $671 and $395, respectively. The total of the change in fair value and settlements for the year ended December 31, 2010, 2009 and 2008 aggregate to losses of $465, $111 and $1,456, respectively, which is separately reflected in “Loss on derivative instruments” in the accompanying consolidated statements of operations.

The following table presents the assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy as defined in ASC 820 “Fair value measurements and disclosures.” The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value.

Quoted
Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
		Assets	Inputs	Inputs
Liabilities	Total	(Level 1)	(Level 2)	(Level 3)
Interest rate swap contracts	$1,121	$—	$1,121	$—

Total	$1,121	$—	$1,121	$—

The Company’s derivative financial instruments are valued using pricing models that are used to value similar instruments by market participants. Where possible, the Company verifies the values produced by its pricing models to market prices. Valuation models require a variety of inputs, including contractual terms,

FREESEAS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of United States Dollars, except for share and per share data)
market prices, yield curves, credit spreads, measures of volatility and correlations of such inputs. The Company’s derivatives trade in liquid markets, and as such, model inputs can generally be verified and do not involve significant management judgment. Such instruments are typically classified within Level 2 of the fair value hierarchy.
10.	Long-Term Debt
Long-term debt as of December 31, 2010 and 2009 consists of the following bank loans:

	(In thousands of U.S. Dollars)
	December 31, 2010			December 31, 2009
	Current	Long-term		Current
Lender	Portion	portion	Total	portion	Long-term	Total
Deutsche Bank Nederland (a)*	$3,000	$11,750	$14,750	$3,000	$14,750	$17,750
Deutsche Bank Nederland (b)*	$300	$19,409	$19,709	$2,400	$21,809	$24,209
Credit Suisse (c)	$13,372	$18,603	$31,975	$5,000	$31,975	$36,975
Credit Suisse (d)	$3,000	$25,275	$28,275	$3,000	$28,275	$31,275
First Business Bank. (e)	$3,350	$22,400	$25,750	$2,000	$25,750	$27,750
Total	$23,022	$97,437	$120,459	$15,400	$122,559	$137,959

The remaining repayment terms of the loans outstanding as of December 31, 2010 were as follows:

Lender	Vessel	Remaining Repayment Terms
(a) Deutsche Bank Nederland	M/V Free Knight M/V Free Envoy	Nineteen consecutive quarterly installments of $750 followed by one installment of $500.

(b) Deutsche Bank Nederland	M/V Free Maverick	One quarterly installment of $300, three quarterly installments of $600 and one balloon payment of $17,609 payable together with the last installment.

(c) Credit Suisse	M/V Free Hero M/V Free Goddess M/V Free Jupiter	Three quarterly installments of $1,250, sixteen quarterly installments of $862, an assumed partial prepayment of $8,760, as a result of the intended sale of M/V Free Hero and a balloon payment of $5,673.

(d) Credit Suisse	M/V Free Lady	Twenty-one consecutive quarterly installments of $750 and a balloon payment of $12,525 payable together with the last installment.

(e) First Business Bank	M/V Free Impala M/V Free Neptune	Twenty-four consecutive quarterly installments of $837.5 each plus a balloon payment of $5,650, payable together with the last installment.
The vessels indicated in the above table are pledged as collateral for the respective loans.

The Company and its subsidiaries have obtained financing from affiliated and unaffiliated lenders for its vessels (Note 4).

FREESEAS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of United States Dollars, except for share and per share data)
All the Company’s credit facilities bear interest at LIBOR plus a margin, ranging from 2.25% to 4.25%, and are secured by mortgages on the financed vessels and assignments of vessels’ earnings and insurance coverage proceeds. They also include affirmative and negative financial covenants of the borrowers, including maintenance of operating accounts, minimum cash deposits, average cash balances to be maintained with the lending banks and minimum ratios for the fair values of the collateral vessels compared to the outstanding loan balances. Each borrower is restricted under its respective loan agreement from incurring additional indebtedness, changing the vessels’ flag without the lender’s consent or distributing earnings.

On November 1, 2011, according to the terms of the loan agreement, the Company shall pay towards Deutsche Bank Nederland facility in relation to M/V Free Maverick a success fee calculated on the facility amount then outstanding.

The weighted average interest rate for the year ended December 31, 2010 and 2009 was 3.0% and 2.5%, respectively. Interest expense incurred under the above loan agreements amounted to $3,932 (net of capitalized interest $43), $3,708 and $5,101 for the years ended December 31, 2010, 2009 and 2008, respectively, and is included in “Interest and Finance Costs” in the accompanying consolidated statements of operations.

Company’s remaining undrawn availability from the Deutsche Bank Nederland overdraft facility commitment as of December 31, 2010 amounted to $125.

On September 10, 2010, the Company signed an offer letter with ABN AMRO Bank securing, subject to customary legal documentation, commitments for pre-delivery and post-delivery debt financing up to an amount of $32,400 for the construction of two handysize vessels (Note 6).

The facility, that will be available for drawdown up to December 31, 2012, is repayable in 20 quarterly installments plus a balloon payable along with the last installments, commencing three months after the delivery of the vessels. The vessels will be used as collateral against the facility.

According to the agreed terms, the facility will bear interest at LIBOR plus margin and will include customary financial covenants; an arrangement fee will be paid upon signing of the agreement and commitment fees on the undrawn portion of the facility are paid, commencing on the signing of the offer letter. The Company has incurred commitment fees of $171 for the year ended December 31, 2010, included in the accompanying consolidated statements of operations in “Interest and Finance Costs.”

On October 4, 2010 ABN AMRO issued letters of guarantee in favor of the Chinese yard covering the second installment for the vessels under construction, amounting to $2,440 for each vessel. On the same date, the Company entered into a bank guarantee facility agreement for the issuance of the above mentioned letter of guarantees. The letters of guarantee mature on the earliest between the date of the payment of the second installment and November 30, 2011. In this respect the Company has deposited an amount equal to the second installment for the vessels under construction on a pledged account with ABN AMRO and is included in the “Restricted cash” in the accompanying consolidated balance sheet.

On November 1, 2010, the Company paid an amount of $2,700 constituting a prepayment towards the Deutsche Bank Nederland loan facility due to the sale of M/V Free Destiny. According to the loan terms, the following 3 installments will be reduced to nil and the installment due on November 1, 2011 will be reduced to $300. The remaining repayment schedule remains unchanged.

Loan Covenants

As of December 31, 2010, the Company’s loan agreements contain various financial covenants as follows:
d)	Credit Suisse loan agreement: (i) the Company should maintain minimum cash balances of $375 for each of the Company’s vessels covered by the loan agreement; (ii) the aggregate fair market value of

FREESEAS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of United States Dollars, except for share and per share data)
the financed vessels must not be less than 135% of the outstanding loan balance and the swap exposure (Note 9), which has been waived to 115% until April 1, 2011.

e)	FBB loan agreement: (i) the Company should maintain an average corporate liquidity of at least $3,000; (ii) the leverage ratio of the corporate guarantor shall not at any time exceed 55%; (iii) the ratio of EBITDA to net interest expense shall not be less than 3; (iv) the fair market value of the financed vessels shall be at least (a) 115% for the period July 1, 2010 to June 30, 2011 and (b) 125% thereafter.

f)	Deutsche Bank Nederland loan agreement: (i) the interest coverage ratio shall not be less than 3 until December 31, 2010 and thereafter to be reset; (ii) the debt service coverage ratio shall not be less than 1.00 until December 31, 2010 and thereafter to be reset; (iii) the gearing ratio shall not exceed 2.5; (iv) the outstanding loan balance shall not be more than a ratio of the fair market value of the financed vessels as follows: (a) 100% from July 1, 2010 until and including June 30, 2011, (b) 110% from July 1, 2011 until and including June 30, 2012, (c) 120% from July 1, 2012 until and including December 30, 2012 and (d) 125% from December 31, 2012 onwards.
In the event of non-compliance with the covenants prescribed in the loan agreements, including the result of a sharp decline in the market value of the Company’s vessels, such non-compliance would constitute a potential event of default in the absence of available additional assets or cash to secure the Company’s debt and bring the Company into compliance with the debt covenants, and could result in the lenders requiring immediate payment of the loans.

As of December 31, 2010, the Company was in compliance with all of its original loan covenants and the debt continues to be classified as long-term, except for (i) the principal payments falling due in the next 12 months and (ii) the estimated portion of Credit Suisse outstanding loan balance relating to M/V Free Hero amounting to $8,760 as a result of the intended sale of the vessel.

Management is in continuous contact with the lending banks and believes that the Company will cure any potential event of non-compliance in a timely manner should the current market charter rates prevail for the most part of 2011, and vessel values further deteriorate. In addition, management expects that the lenders would not declare an event of default, therefore not demand immediate repayment of the bank debt, provided that the Company pays loan principal installments and accumulated or accrued interest as they fall due under the existing bank debt. Cash being generated from operations is expected to be sufficient for this purpose. There can be no assurance however that if current market conditions further deteriorate, and in the event of potential non — compliance with such debt covenants in the future years, the lenders will provide waivers.

As of December 31, 2010, the following repayments of principal are required over the next five years and throughout their term for the Company’s debt facilities:
(In thousands of U.S. Dollars)

Year ended December 31,	Amount
2011	$23,022
2012	32,207
2013	12,798
2014	12,798
2015	17,359
2016 and thereafter	22,275
Total	$120,459

FREESEAS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of United States Dollars, except for share and per share data)
11.	Commitments and Contingencies
Claims

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. The Company is a member of a protection and indemnity association, or P&I Club that is a member of the International Group of P&I Clubs, which covers its third party liabilities in connection with its shipping activities. A member of a P&I Club that is a member of the International Group is typically subject to possible supplemental amounts or calls, payable to its P&I Club based on its claim records as well as the claim records of all other members of the individual associations, and members of the International Group. Although there is no cap on its liability exposure under this arrangement, historically supplemental calls have ranged from 25%-40% of the Company’s annual insurance premiums, and in no year have exceeded $1 million. The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. The Company’s protection and indemnity (P&I) insurance coverage for pollution is $1 billion per vessel.

On September 21, 2007, the vessel M/V Free Jupiter ran aground off the coast of the Philippines. Operations to re-float the vessel were completed under a Lloyd’s Open Form agreement with the salvage company. This agreement is a standard agreement used internationally for such purposes and imposes obligations on the salvage company to conduct its operations in a manner that will preserve the vessel’s cargo and that will not cause damage to the environment. The vessel was returned to service in February 2008. On February 9, 2009, the Company entered into an agreement with the salvors and hull and machinery insurers pursuant to which a settlement in the amount of $9,500 has been agreed to as the compensation amount under the Lloyd’s Open Form services in connection with the salvage operation. The final adjustment of general average of the casualty was issued on November 30, 2009 apportioning a total of $7,960 between the various insurers and parties involved. On February 9, 2010, the claims committee of the lead hull underwriters approved the payment of the amount of $3,393 apportioned to the hull underwriters of the vessel. On February 26, 2010 the Company submitted its claim for the amount of $4,567 to the P&I club involved in accordance with the final adjustment of general average. Following extensive negotiations with the P&I club, the Company agreed to settle the claim in exchange for a full and definite settlement with the salvage company involved in the incident and a cash payment of $530 to the Company. In accordance with the agreement, the Company wrote-off $986 which is included in “Provision and write-offs of insurance claims and bad debts” in the accompanying consolidated statements of operations for the year ended December 31, 2010. On October 22, 2010, the Company received in cash the amount of $530 from the P&I Club in full and final settlement of the claim. The aggregate outstanding balance of the Company’s other claims as of December 31, 2010 stands at $133 related to Company’s insurance claims for vessel incidents arising in the ordinary course of business.

The Company’s capital commitments as of December 31, 2010 relative to its shipbuilding program are discussed in Note 6.
12.	Earnings per Share
The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the period, as adjusted to reflect the reverse stock split effective October 1, 2010 (Note 13). The computation of the dilutive common shares outstanding at December 31, 2010 does not include the Class Z warrants, the Class A warrants and the 12,000 vested options (adjusted to reflect the reverse stock split) as their exercise price was greater than the average market price in the period.

FREESEAS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of United States Dollars, except for share and per share data)
Moreover, and as the Company reported losses in the year ended December 31, 2010, the outstanding warrants, options and unvested shares of restricted stock did not have a dilutive effect in the 2010 losses per share.

The components of the denominator for the calculation of basic (loss) earnings per share and diluted (loss) earnings per share for the years ended December 31, 2010, 2009 and 2008, respectively that have been adjusted to reflect the reverse stock split effective October 1, 2010 (Note 13), are as follows:

	For the year	For the year	For the year
	ended	ended	ended
	December 31,	December 31,	December 31,
	2010	2009	2008
Numerator:
Net income (loss) — basic and diluted	$(21,821)	$6,859	$19,192
Basic earnings per share denominator:
Weighted average common shares outstanding	6,313,606	5,092,772	4,201,299
Diluted earnings per share denominator:
Weighted average common shares outstanding	6,313,606	5,092,772	4,210,393
Dilutive common shares:
Options	—	—	3,446
Warrants	—	—	5,648
Restricted shares	—	—	—

Dilutive effect	—	—	9,094

Weighted average common shares — diluted	6,313,606	5,092,772	4,210,393

Basic income/(loss) per common share	$(3.46)	$1.35	$4.57
Diluted income/(loss) per common share	$(3.46)	$1.35	$4.56
13.	Reverse stock split
In the Annual General Meeting of Shareholders, held on September 30, 2010, the Company’s shareholders approved a reverse stock split of the Company’s issued and outstanding common stock at a ratio of one share for every five shares outstanding, effective on October 1, 2010. The reverse stock split consolidates five shares of common stock into one share of common stock at a par value of $0.001 per share. As a result of the reverse stock split, the number of outstanding common shares has been reduced from 32,437,480 to 6,487,852, excluding outstanding and unexercised share options and warrants.

The reverse stock split did not affect any shareholder’s ownership percentage of the Company’s common shares or warrants, except to the limited extent that the reverse stock split resulted in any shareholder owning a fractional share. Fractional shares of common stock were rounded up to the nearest whole share.

At December 31, 2010, and following the reverse stock split discussed above, the Company had 5,000,000 shares of preferred stock authorized at $0.001 par value of which none was issued, 250,000,000 shares of common stock authorized at $0.001 par value, of which 6,487,852 shares were issued and outstanding, as well as the number of options, warrants and shares of restricted stock discussed in Note 14.
14.	Stock Incentive Plan
In April 2005, FreeSeas’ Board of Directors approved the issuance of Class A warrants to the executive officers of FreeSeas. The terms of the warrants provided that they expire on July 29, 2011 and are not callable. These warrants, the issuance of which was ratified, adopted and approved by the Board of Directors

FREESEAS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of United States Dollars, except for share and per share data)
on December 16, 2005, entitle the holders to purchase an aggregate of 40,000 shares of the Company’s common stock at an exercise price of $25.00 per share

In December 2007, the Company’s Board of Directors granted 9,000 options to directors and 25,000 options to executive officers, as adjusted to reflect the reverse stock split effective October 1, 2010 (Note 13), of which 28,000 would vest in one year, 3,000 would vest in two years and 3,000 in three years from the grant, all at an exercise price of $41.25 per share. Effective December 18, 2009, certain of the Company’s officers and directors have forfeited 22,000 of the stock options granted to them, leaving 12,000 stock options outstanding as of December 31, 2010 and 2009. All the outstanding stock options, which expire on December 24, 2012, are vested and remain unexercised as of December 31, 2010.

On December 31, 2009, the Company’s Board of Directors awarded 255,000 restricted shares, as adjusted to reflect the reverse stock split effective October 1, 2010 (Note 13), to its non-executive directors, executive officers and certain of Free Bulkers employees. Of the 255,000 restricted shares, 71,000 restricted shares vested on December 31, 2009 while 10,000 restricted shares with an original vesting date on December 31, 2010 have been forfeited in May 2010. Of the remaining 174,000 restricted shares, 40,000 restricted shares vested on December 31, 2010, 84,000 restricted shares will vest on December 31 2012 and 50,000 restricted shares will vest on December 31, 2013. Unvested restricted shares amounted to 134,000 as of December 31, 2010.

For the year ended December 31, 2010, the recognized stock based compensation expense in relation to the restricted shares granted is $547. The total unrecognized compensation cost of the non vested restricted shares granted under the Plan is $636. The cost is expected to be recognized over a period of thirty-six months, representing a weighted average remaining life of approximately 29 months. The stock compensation cost during the period for the stock options is $12. No unrecognized compensation cost related to stock options exists as of December 31, 2010, as all options are vested.

The Company’s total stock-based compensation expense for the year ended December 31, 2010, 2009 and 2008 was $559, $494 and $107, respectively and is included in “General and administrative expenses” in the accompanying consolidated statements of operations.

As of December 31, 2010, the 150,000 Class A and 1,655,006 Class Z warrants (with exercise price of $5.00 per 1/5 of a share, or $25.00 per share, only exercisable for whole shares) have no intrinsic value since the difference between the underlying stock’s price and the strike price is negative.

The potential proceeds to the Company of all exercisable warrants and vested options as of December 31, 2010 totaling to the equivalent of 373,001 shares of common stock would amount to $9,520.

Presented below is a table reflecting the activity in the restricted shares, options, Class A warrants, Class W Warrants and Class Z Warrants from January 1, 2008 through December 31, 2010:

FREESEAS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of United States Dollars, except for share and per share data)

							Average		Class A	Class W	Class Z		Average
	Restricted		Class A	Class W	Class Z		Exercise	Options	Warrants	Warrants	Warrants		Exercise
	Shares	Options	Warrants	Warrants	Warrants	Total	Price	Exercisable	Exercisable	Exercisable	Exercisable	Total	Price

December 31, 2007	—	84,000	200,000	914,138	1,655,006	2,853,144	$27.14	50,000	200,000	914,138	1,655,006	2,819,144	$26.35

Options / Class A warrants exercised	—	(50,000)	(50,000)	—	—	(100,000)		(50,000)	(50,000)	—	—	(100,000)
Class W and Z warrants exercised	—	—	—	(127,873)	—	(127,873)		—	—	(127,873)	—	(127,873)
Options vested	—	—	—	—	—	—		28,000	—	—	—	28,000
Options forfeited	—	—	—	—	—	—		—	—	—	—	—
Options expired	—	—	—	—	—	—		—	—	—	—	—
Restricted shares vested	—	—	—	—	—	—		—	—	—	—	—
Restricted shares forfeited	—	—	—	—	—	—		—	—	—	—	—

December 31, 2008	—	34,000	150,000	786,265	1,655,006	2,625,271	$26.00	28,000	150,000	786,265	1,655,006	2,619,271	$25.83

Options vested	—	—	—	—	—	—		3,000	—	—	—	3,000
Options forfeited	—	(22,000)	—	—	—	(22,000)		(22,000)	—	—	—	(22,000)
Options expired	—	—	—	—	—	—		—	—	—	—	—
Restricted shares issued	255,000	—	—	—	—	255,000		—	—	—	—	—
Restricted shares vested	(71,000)	—	—	—	—	(71,000)		—	—	—	—	—
Restricted shares forfeited	—	—	—	—	—	—		—	—	—	—	—

December 31, 2009	184,000	12,000	150,000	786,265	1,655,006	2,787,271	$21.66	9,000	150,000	786,265	1,655,006	2,600,271	$21.55

Options vested	—	—	—	—	—	—		3,000	—	—	—	3,000
Options forfeited	—	—	—	—	—	—		—	—	—	—	—
Warrants expired	—	—	—	(786,265)	—	(786,265)		—	—	(786,265)	—	(786,265)
Restricted shares vested	(40,000)	—	—	—	—	(40,000)		—	—	—	—	—
Restricted shares forfeited	(10,000)	—	—	—	—	(10,000)		—	—	—	—	—

December 31, 2010	134,000	12,000	150,000	—	1,655,006	1,951,006	$25.52	12,000	150,000	—	1,655,006	1,817,006	$25.52

FREESEAS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of United States Dollars, except for share and per share data)
15.	Shareholders’ Equity
On April 27, 2005, the Company filed amended Articles of Incorporation in the Marshall Islands, whereby the name of the Company was changed from Adventure Holdings S.A. to FreeSeas Inc.

The authorized number of shares was increased to 45,000,000, of which 40,000,000 would be common stock with a par value of $.001 per share and 5,000,000 blank check preferred stock with a par value of $.001 per share. On September 17, 2009, the Company’s shareholders approved at the Annual Meeting of Shareholders an amendment to the Company’s Articles of Incorporation to increase the number of authorized shares of common stock from 40,000,000 to 250,000,000 shares, par value $0.001 per share.

On July 28, 2009, the Company completed the registered offering of 2,008,230 shares of common stock (as adjusted to reflect the effect of reverse stock split), which includes 261,943 shares (as adjusted to reflect the effect of reverse stock split) issued pursuant to the underwriter’s over-allotment option. The offering resulted in net proceeds of $16,244, after deducting underwriting fees and offering expenses. Proceeds from the offering were used primarily for the acquisition of the drybulk vessel M/V Free Neptune as discussed in Note 5 above, for general working capital purposes, and an amount of $1,691 was applied against the outstanding balance with Deutsche Bank Nederland. The shares were sold under the Company’s previously filed shelf registration statement, which was declared effective by the Securities and Exchange Commission on May 14, 2008.

On October 22, 2009, the Company filed with the U.S. Securities and Exchange Commission a registration statement on Form F-1 for the purpose of undertaking possible capital raises in the future. Included in this shelf registration statement are $15 million of the Company’s common stock. This registration statement relating to these securities has been filed with the SEC but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.

Common Stock Dividends

On each of February 7, 2008 and May 12, 2008, the Company declared a $0.875 per share of common stock quarterly dividend amounting to $3,630 and $3,705, respectively. The dividend was paid on February 28, 2008 and May 30, 2008, respectively, to shareholders of record as of February 18, 2008 and May 20, 2008, respectively. As of the declaration dates, the Company was in an accumulated deficit position and no earnings were available to distribute to shareholders. Therefore, the dividend payments were charged to additional paid-in capital. On July 31, 2008, the Company declared an increased dividend of $1.00 per share of common stock to shareholders as of record as of August 20, 2008, payable on August 29, 2008. The dividend was paid on August 29, 2008 to shareholders amounting to $4,234. On November 13, 2008, the Company declared a dividend of $0.375 per share of common stock to shareholders of record as of November 24, 2008 payable on December 3, 2008. The dividend was paid on December 3, 2008 to shareholders amounting to $1,588. On July 31, 2008 and November 13, 2008 dividends were declared from cash flow available to the Company. As of the declaration date, the Company’s retained earnings position was such that allowed the dividend payments to be charged against the retained earnings. During the year ended December 31, 2010 and 2009, the Company did not declare or pay any dividends.
16.	Taxes
Under the laws of the Countries of the Company and its subsidiaries incorporation and/or vessels’ registration, the Company is not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes, which have been included in Vessel operating expenses in the accompanying consolidated statement of operations. Pursuant to the Internal Revenue Code of the United States (the “Code”), U.S. source income from the international operations of ships is generally exempt from U.S. tax if the company operating the ships meets both of the following requirements, (a) the Company is organized in a foreign country that

FREESEAS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of United States Dollars, except for share and per share data)
grants an equivalent exemption to corporations organized in the United States, and (b) either (i) more than 50% of the value of the Company’s stock is owned, directly or indirectly, by individuals who are “residents” of the Company’s country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the United States (the “50% Ownership Test”) or (ii) the Company’s stock is “primarily and regularly traded on an established securities market” in its country of organization, in another country that grants an “equivalent exemption” to United States corporations, or in the United States (the “Publicly-Traded Test”).

To complete the exemption process, the Company’s shipowning subsidiaries must file a U.S. tax return, state the basis of their exemption and obtain and retain documentation attesting to the basis of their exemptions. The Company’s subsidiaries will complete the filing process for 2010 on or prior to the applicable tax filing deadline.

All the Company’s ship-operating subsidiaries currently satisfy the Publicly-Traded Test based on the trading volume and the widely-held ownership of the Company’s shares, but no assurance can be given that this will remain so in the future, since continued compliance with this rule is subject to factors outside the Company’s control. Based on its U.S. source Shipping Income for 2008, 2009 and 2010, the Company would be subject to U.S. federal income tax of approximately $197, $159 and $34, respectively, in the absence of an exemption under Section 883.
17.	Subsequent Events
On February 28, 2011, the Company’s Board of Directors approved a plan of sale of the vessels M/V Free Neptune and M/V Free Impala.